UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
Commission File Number 001-39116
NOTIFICATION OF LATE FILING
(Check one:)        ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR
For Period Ended: December 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION

KATAPULT HOLDINGS, INC.
Full Name of Registrant

Former Name if Applicable
5360 Legacy Drive, Building 2
Address of Principal Executive Office (Street and Number)
Plano, TX 75024
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)     The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Katapult Holdings, Inc. (the “Company”) has not been able to compile the requisite financial data and other narrative information necessary to enable it to complete the Company's Annual Report on Form 10-K (the "Form-10-K) for the fiscal year ended December 31, 2023, without unreasonable effort and expense for the reasons described below.
On April 1, 2024, during the preparation of the Company’s consolidated financial statements for the year ended December 31, 2023, the Company’s Board of Directors in consultation with Deloitte & Touche LLP (“D&T”), the Company’s independent registered public accounting firm for the year ended December 31, 2022, and Grant Thornton, LLP (“GT”), the Company’s current independent registered public accounting firm, determined that the Company’s revenue, sales tax payable, depreciation expense included in cost of revenue and property held for lease were materially misstated in certain prior periods. The Company’s conclusion was based on management’s determination that it miscalculated its sales tax payable related to certain leases and miscalculated depreciation expense included in costs of revenue for certain leases originated on or before December 31, 2022. The Company performed an assessment of its sales tax liabilities across all jurisdictions for potential additional exposure. As a result of the assessment, the Company determined that it had not recorded a sales tax accrual for certain customer payments resulting in an understatement of sales tax payable and overstatement of rental revenue. In addition, depreciation expense for certain leases originated on or before December 31, 2022 was not included in cost of revenue and was previously recorded as an out-of-period adjustment to the Company’s results for the year ended December 31, 2023. The estimated impact of these restatements is expected to decrease revenue and property held for lease and increase cost of revenue and sales tax payable as discussed below.

The Company is finalizing its restatement analysis concerning the above and intends on filing the Form 10-K for the year ended December 31, 2023, as soon as reasonably practical.
As a result of the foregoing, the Company was unable to provide complete financial results for the year ended December 31, 2023 and file the Form 10- K by the required due date of April 1, 2024 without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file the Form 10-K for the year ended December 31, 2023 no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION
(1)    Name and telephone number of person to contact in regard to this notification

Orlando Zayas	(833)	528-2785
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
For the year ended December 31, 2022, the estimated impact of the restatements of the Company's consolidated statements of operations and comprehensive loss is expected to decrease revenue by $2.3 million and increase depreciation expense included in cost of revenue by $1.0 million. As of December 31, 2022, the estimated impact of the restatements of the Company’s consolidated balance sheet will be a cumulative increase in sales tax payable of $5.4 million and a decrease in property held for lease of $1.0 million. As of December 31, 2023, the estimated impact on the Company’s consolidated balance sheet will be an increase in sales tax payable by $0.2 million. In addition to the restatement errors described above, the Company expects to correct certain items that were previously identified and concluded as immaterial, individually and in the aggregate during such periods. The foregoing estimates remain subject to change pending the Company's finalization of its restatement analysis for the year ended December 31, 2022, completion of its financial statements for the year ended December 31, 2023 and completion of the Company’s ongoing work with the relevant sales tax authorities.

The foregoing estimates remain subject to change pending the Company's finalization of its restatement analysis for the year ended December 31, 2022 and completion of its financial statements for the year ended December 31, 2023.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Form 12b-25 includes “forward-looking statements,” which may be identified by the use of words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “will,” and other similar words and expressions that predict or indicate future events or trends that are not statements of historical matters. These forward-looking statements include statements and expectations about the Company’s results and the timing of the filing of its Annual Report on Form 10-K for the year ended December 31, 2023. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Such risks and uncertainties include, without limitation, the risk that, upon completion of further procedures, the estimated financial results for the years ended December 31, 2022 and December 31, 2023 are different than the results described in this Form 12b-25, the risk that the Company is unable to complete its closing procedures in a timely manner to file its Annual Report on Form 10-K as indicated in this Form 12b-25, the financial information provided herein has not been audited, reviewed, or compiled by our independent registered public accounting firms, the Company’s ongoing work with the relevant sales tax authorities and are subject to change; risks related to the timely and correct completion of the restatement and related filings; identification of errors in our financial reporting in the future that require us to restate previously issued financial statements, which may subject us to unanticipated costs or regulatory penalties and could cause investors to lose confidence in the accuracy and completeness of our financial statements; the risk that additional information may become known prior to the expected filing with the SEC of the Form 10-K or that other subsequent events may occur that would require the Company to make additional adjustments to its financial statements or delay the filing of the corrected or future periodic reports with the SEC; risks related to changes in the effects of the restatement on financial results; risks related to our ability to implement and maintain effective internal control over financial reporting in the future, which may adversely affect the accuracy and timeliness of our financial reporting; risks related to the Company’s plans to remediate any control and procedures deficiencies; risks related to the timing and results of the Company’s review of the effectiveness of internal control over financial reporting and related disclosure controls and procedures; our ability to become current with our SEC periodic reporting requirements; our ability to effectively implement our business strategies and manage the risks in our business; the reactions of the marketplace to the foregoing; litigation and potential governmental investigations or proceedings arising out of or related to accounting and financial reporting matters; general business, economic and political conditions as well as those risks and uncertainties described in the sections entitled “Risk Factors” in the Company’s most recent Quarterly Report on Form 10-Q and similar disclosures in subsequent periodic and current reports filed with the SEC, which are available on the SEC website at www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. The Company disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this report except as required under federal securities laws.

KATAPULT HOLDINGS, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2024	By:	/s/ Orlando Zayas
		Name:	Orlando Zayas
		Title:	Chief Executive Officer